File No. 69-00401

                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.
                      ____________________________

                          Form U-3A-2 for 1997

             Statement by Holding Company Claiming Exemption
            Under Rule U-2 From the Provisions of the Public
                   Utility Holding Company Act of 1935

                  To Be Filed Annually Prior to March 1

                   QUESTAR REGULATED SERVICES COMPANY
                            (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
      1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East First South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation ("Questar") which claims an exemption as a holding company under the Public Utility Holding Company Act of 1938 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Questar Gas Company, formerly Mountain Fuel Supply Company, ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline"). Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline. On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and filed a subsequent Form U-3A-2 before March 1, 1997.
      Questar Gas is a Utah corporation with the same address noted above for Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Questar Gas also transports natural gas for industrial users in Utah and Wyoming.
Questar Gas' activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Questar Gas' customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas' Idaho natural gas service is regulated by the Public Service Commission of Utah.
      Questar Pipeline is a Utah corporation with its principal place of business at 180 East First South, P. O. Box 45360, Salt Lake City, Utah 84145-0360. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company.
      Regulated Services does not own any other companies. It does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas and Questar Pipeline.
      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

      Questar Gas was distributing natural gas to 641,696 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1997. Of these customers, 618,679 were located in Utah, 21,632 were located in southwestern Wyoming, 1,384 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 19,256 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 18,324 miles in its Utah distribution system.
      Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas' retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 45 percent of Questar Gas' total gas supply in 1997 and is reflected in its rates at "cost-of-service" prices.
      As of September 1, 1993, Questar Gas became directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.
      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

      During the 1997 calendar year, Questar Gas sold 95,270,000 decatherms ("Dth") of natural gas, including 85,747,000 Dth at retail, and transported 51,313,000 Dth of natural gas. (Questar Gas generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each Mcf of natural gas contains approximately 1.07 Dth.) (For purposes of this report, Questar Gas' "retail" customers are general service or residential and commercial customers. The term "wholesale" refers to industrial sales.) Questar Gas' total revenues for 1997 were $448,223,000, of which $410,783,000 were attributable to its operations in Utah, $17,985,000 were attributable to its operations in Wyoming, $481,000 were attributable to its operations in Colorado, and $875,000 were attributable to its operations in Idaho. (Questar Gas' total 1997 revenues included $18,099,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year.
           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

      During the 1997 calendar year, Questar Gas distributed at retail 3,590,000 Dth of natural gas outside the state of Utah, Questar Gas' state of incorporation.
           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

      During 1997, Questar Gas sold at wholesale outside the state of Utah, or at the state line of such state, 696,000 Dth of natural gas. Questar Gas, during 1997, also transported 330,000 Dth of natural gas to customers in Wyoming. Questar Gas did not sell at wholesale any manufactured gas during 1997.
           (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

      During the 1997 calendar year, Questar Gas purchased 34,064,000 Dth of natural gas or approximately 35 percent of its total gas supply outside the state of Utah or at the state line. Regulated Services did not purchase any gas volumes.
      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

      None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                                EXHIBIT A
      A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      The following exhibits are attached to and made a part of this filing:

Exhibit A-1         Consolidating Statement of Income, Questar Regulated
                    Services Company as of December 31, 1997.

Exhibit A-2         Consolidated Statements of Common Shareholder's
                    Equity, Questar Regulated Services Company.

Exhibit A-3         Consolidating Balance Sheet, Questar Regulated
                    Services Company as of December 31, 1997.

                                EXHIBIT B

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data Schedule.

     The requested Financial Data Schedule information has been submitted.

                                EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.


      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                      QUESTAR REGULATED SERVICES COMPANY

Attest:



/s/Connie C. Holbrook            By /s/D. N. Rose
Connie C. Holbrook                    D. N. Rose
Secretary                             President and
                                      Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Connie C. Holbrook
                                Secretary
                   Questar Regulated Services Company
                  180 East First South, P.O. Box 45360
                     Salt Lake City, Utah 84145-0360


Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1997
(Unaudited)

                                                                                            Consolidated
                                        Questar    Questar   Questar     Total                Questar
                                          Gas      Pipeline Regulated   Before    Interco.   Regulated
                                          Co.        Co.    Services    Elimin.    Trans.   Services Co.
                                      (In Thousands)
REVENUES
  From unaffiliated customers            $445,684   $36,343             $482,027               $482,027
  From affiliated companies                 2,539    69,094       135     71,768    $65,059       6,709
    TOTAL REVENUES                        448,223   105,437       135    553,795     65,059     488,736

OPERATING EXPENSES:
  Natural gas purchases                   248,933                        248,933     64,924     184,009
  Operating and maintenance               101,719    37,334              139,053        135     138,918
  Depreciation and amortization            31,160    14,797               45,957                 45,957
  Other taxes                               8,174     2,816               10,990                 10,990
    TOTAL OPERATING EXPENSES              389,986    54,947              444,933     65,059     379,874

    OPERATING INCOME                       58,237    50,490       135    108,862                108,862

INTEREST AND OTHER INCOME                   3,388     1,323         7      4,718                  4,718
EARNINGS FROM UNCONSOLIDATED
    AFFILIATES                                        4,629                4,629                  4,629
DEBT EXPENSE                              (19,119)  (13,536)             (32,655)               (32,655)

    INCOME BEFORE INCOME TAXES             42,506    42,906       142     85,554                 85,554

INCOME TAXES                               13,492    16,338        64     29,894                 29,894

    NET INCOME                            $29,014   $26,568       $78    $55,660                $55,660

Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
STATEMENT OF COMMON SHAREHOLDER'S EQUITY
(Unaudited)

                                                            Additional
                                      Common Stock          Paid-in   Retained
                                      Shares      Amount    Capital   Earnings
                                      (Dollars In Thousands)
Balances at January 1, 1997
  Issuance of common stock  (1)               100   400,735
  1997 net income                                                         55,660
  Dividends
    Preferred stock                                                         (192)
    Common stock                                                         (42,000)
  Premium paid to redeem
    preferred stock                                                          (48)

Balances at December 31, 1997                 100  $400,735              $13,420

(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996 to its parent company, Questar Corporation.

Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
(Unaudited)

                                                             Questar               Questar
                                                   Interco. Regulated   Questar   Pipeline
                                      Consolidated Elimin.   Services     Gas        Co.
                                                            (In Thousands)
CURRENT ASSETS

  Cash and short-term investments         $13,958                $136     $6,747     $7,075
  Notes receivable from affiliates          2,600               2,600
  Accounts and notes receivable            95,225   ($5,257)    3,144     86,487     10,851
  Inventories                              22,650                         20,347      2,303
  Prepaid expenses and deposits             6,471                  80      4,356      2,035
  Purchased gas adjustment                 37,251                         37,251
   TOTAL CURRENT ASSETS                   178,155    (5,257)    5,960    155,188     22,264

PROPERTY, PLANT AND EQUIPMENT           1,466,011               2,472    882,936    580,603
  Less allowances for depreciation        559,111               1,923    354,761    202,427
    NET PROPERTY, PLANT AND
      EQUIPMENT                           906,900                 549    528,175    378,176

INVESTMENT IN UNCONSOLIDATED
  AFFILIATES                               26,977  (412,577)  412,577                26,977
OTHER ASSETS                               31,539                 (96)    21,488     10,147

                                       $1,143,571 ($417,834) $418,990   $704,851   $437,564

CURRENT LIABILITIES

  Notes payable to affiliates            $125,800                       $100,000    $25,800
  Accounts payable and accrued
    expenses                               68,504   ($5,257)   $4,536     51,523     17,702
  Interest payable                          5,624                          4,548      1,076
  Federal income taxes payable              3,605                 431      3,112         62
  Other taxes payable                       6,656                 123      5,304      1,229
    TOTAL CURRENT LIABILITIES             210,189    (5,257)    5,090    164,487     45,869
LONG-TERM DEBT, less current portion      359,563                        225,000    134,563
DEFERRED CREDITS                           10,749                 237      5,989      4,523
DEFERRED INVESTMENT TAX CREDITS             6,422                          6,392         30
DEFERRED INCOME TAXES                     142,493                (492)    80,717     62,268

COMMON SHAREHOLDER'S EQUITY
  Common stock                                      (29,525)              22,974      6,551
  Additional paid-in capital              400,735  (123,909)  400,735     41,875     82,034
  Retained earnings                        13,420  (259,143)   13,420    157,417    101,726
    TOTAL COMMON SHAREHOLDER'S
       EQUITY                             414,155  (412,577)  414,155    222,266    190,311

                                       $1,143,571 ($417,834) $418,990   $704,851   $437,564